Mail Stop 3561

August 6, 2009

John P. Waldron
Vice President and Controller
Navistar International Corporation
4201 Winfield Road, P.O. Box 1488
Warrenville, Illinois 60555

> RE: Navistar International Corporation
>   Form 10-K for the fiscal year ended October 31, 2008
>   Form 10-K/A (Amendment No. 1) for the fiscal year ended
>   October 31, 2008
>   Form 10-Q for the quarterly period ended January 31, 2009
>   Form 10-Q for the quarterly period ended April 30, 2009
>   Definitive Proxy Statement on Schedule 14A
>
>   **File No. 001-09618**

Dear Mr. Waldron:

　　We have reviewed your response letter dated June 23, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings.. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended October 31, 2008

Financial Statements

Note 1. Summary of Significant Accounting Policies

Warranty, page 83 and 84

1.   We note your response to our prior comment number 1 in which you explain the
        disclosures that will be provided in future filings with regards to the change in
        estimate with respect to your warranty accrual that occurred during the fourth
        quarter of the fiscal year ended October 31, 2008. In addition to the disclosures
        that you have provided in your Form 10-Q for the quarter ended April 30, 2009,
        please expand the disclosures provided in Note 22 to your financial statements to
        include disclosure regarding the nature and amount of the year end adjustment to
        your warranty accrual. We believe this disclosure is necessary given the
        materiality of this year end adjustment to your results of operations for the fourth
        quarter of 2008. Refer to the guidance outlined in Item 302(a)(3) of Regulation
        S-K.

Form 10-Q for the quarterly period ended April 30, 2009

Note 6. Investments in and advances to non-consolidated affiliates, page 17

2.   We note your response to our prior comment number 4 and the disclosures that
        have been provided in the notes to your financial statements included in your
        Quarterly Report on Form 10-Q for the quarter ended April 30, 2009. However,
        we do not believe that your response or your revised disclosures were fully
        responsive to our prior comment. As previously requested, please tell us and
        revise the notes to your financial statements to explain your planned accounting
        treatment for your increased ownership interests in BDT and BDP as a result of
        the Ford Settlement once you have determined the appropriate accounting
        treatment for your increased investments.

Definitive Proxy Statement on Schedule 14A

Elements of Executive Compensation, page 27

   3.   We note that in response to prior comment 5 you state that you will disclose the
        targets and provide qualitative and quantitative disclosure for awards granted "*to
        the extent applicable and material*." Please confirm that in future filings you will

disclose the targets and provide qualitative and quantitative disclosure for awards granted without this qualification.

****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: John P. Waldron, Vice President and Controller
(630) 753-2200